Exhibit C

Nathan G. Miller
c/o NGM Asset Management, LLC
27 Pine Street, Suite 700
New Canaan, CT 06840
April 16, 2018
Via Federal Express

Board of Directors
Destination Maternity Corporation
232 Strawbridge Drive
Moorestown, NJ 08057
Ladies and Gentlemen:
 We are writing to express our concern regarding the recent actions by the board of directors (the “Board”) and management of Destination Maternity Corporation (the “Company”) to manipulate the composition of the Board. We are well past the director nominating deadline and are concerned that these governance shenanigans are an attempt to gain an improper advantage in the election of directors at the 2018 annual meeting of stockholders of the Company (the “2018 Annual Meeting”).
 On March 30, 2018, we requested that the Board act in the interest of all of the Company’s stockholders by committing to the use of a universal proxy card that would include all of the nominees proposed, regardless of who proposed such nominees. On April 4, 2018, despite the fact that universal proxy cards have been used successfully in electoral contests involving large companies with shares listed on the New York Stock Exchange, the Company notified us that it had rejected the use of a universal proxy card because its use could create “significant risk of confusion that could result in disenfranchisement of certain stockholders.”
 However, despite the Board’s professed sensitivity to the risk of confusing the Company’s stockholders, the Board and management of the Company have since engaged in a series of actions that would confuse even the most sophisticated of stockholders, a background of which is summarized below:

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On April 3, 2018, after the deadline had passed for nominating candidates for election to the Board at the 2018 Annual Meeting, the Company announced that the size of the Board would be increased to six directors and that Pierre-André Mestre and Jean-Claude Jacomin would be appointed to fill the newly created vacancies pursuant to an agreement with Orchestra-Prémaman (“Orchestra”), a stockholder of the Company.

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On April 12, 2018, in response to the Company’s expansion of the Board and pursuant to our rights as a stockholder under the Company’s bylaws, we notified the Company of our intention to nominate two additional individuals in addition to the three individuals we had previously identified for election to the Board at the 2018 Annual Meeting (collectively, the “Nominees”).

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Later on April 12, 2018, the Company announced that Mr. Jacomin, who had been appointed to the Board only nine days earlier, had resigned as a member of the Board. Further, the Company announced that the size of the Board had been decreased from six to five directors. To further complicate matters, the Company stated that Orchestra would continue to have a right to name a substitute individual to replace Mr. Jacomin on the Board pursuant to Orchestra’s agreement with the Company. The Company has not announced who Orchestra intends to designate or when Orchestra will exercise this right, creating uncertainty as to both the Company’s slate of directors for election at the 2018 Annual Meeting and the number of directors that will be elected at the 2018 Annual Meeting.

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On April 13, 2018, the Company announced for the third time in a two week period that the composition of the Board would change because Michael J. Blitzer would not be standing for reelection to the Board at the 2018 Annual Meeting. Instead of immediately reducing the size of the Board accordingly, as was done following Mr. Jacomin’s resignation, the Company announced that the size of the Board would only decrease from five to four directors upon the commencement of the 2018 Annual Meeting.

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Later on April 13, 2018, Barry Erdos, the Chairman of the Board, sent a letter to Marla A. Ryan and Anne-Charlotte Windal, two of the Nominees. Despite having previously (i) rejected the use of a universal proxy card in which the stockholders of the Company would have the opportunity to vote for both Ms. Ryan and Ms. Windal and (ii) stated that neither individual was endorsed by the Board, Mr. Erdos asked Ms. Ryan and Ms. Windal if they would consider being added to the Company’s slate of nominees for election at the 2018 Annual Meeting.

 As a result of these governance shenanigans, the stockholders of the Company are left in a state of uncertainty in which even the most basic details regarding the election of directors at the 2018 Annual Meeting remain unknown. First, with its size changing from day to day, it is unclear what the size of the Board will be as of the 2018 Annual Meeting and afterwards. Second, the composition of the Company’s slate remains in flux, despite the fact that the Company has filed their preliminary proxy statement and the deadline to nominate directors has long since passed. Third, it is unclear whether Orchestra will appoint a new director pursuant to their agreement with the Company, and whether the Company will allow Orchestra to designate such director after the 2018 Annual Meeting, disenfranchising the stockholders of their right to vote on such director’s election to the Board.
For the benefit of all the stockholders of the Company, we ask that the Board refrain from engaging in any further manipulation of the Board’s composition and immediately clarify the uncertainties they have created. Accordingly, we are requesting that you provide us with an unequivocal statement regarding (i) the maximum number of Board seats that are up for election at the 2018 Annual Meeting, (ii) the maximum number of individuals we can nominate for election at the 2018 Annual Meeting and (iii) the maximum number of candidates we can include on our proxy card for election at the 2018 Annual Meeting. In addition, the Board should clarify whether it intends to circumvent stockholder democracy by allowing Orchestra to wait until after the 2018 Annual Meeting to exercise their right to designate a second director.  Board seats are not an entitlement, despite the fact that the Board has been treating them as such, and we believe any Orchestra designee should be on the ballot for the 2018 Annual Meeting so that all directors can be held accountable to stockholders of the Company.  Immediate clarification of the foregoing uncertainties is necessary in order to remedy the confusion that the Board and the management of the Company has already caused and avoid the disenfranchisement that would result in the absence of clarification. It is our sincere hope that we can engage in a fair and transparent electoral contest going forward and that the merits of the nominees and their competing visions for the Company—not manipulation of the corporate electoral process—is what determines the outcome of the election.

Very truly yours,

/s/ Nathan G. Miller
Nathan G. Miller

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